PRESS RELEASE

New Afton Project

Significant Results Continue

Up to 1.36% Cu, and 2.16 grams per tonne Au over 112 metres

Mineralization Intersected 40m Deeper than Resource Model

August 24 2005, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce continued success from the program of underground diamond drilling at its New Afton Project, located 10 kilometres west of Kamloops, British Columbia, Canada.

The current results are from a total of six drill holes completed on two sections (64E and 68E), and are shown in the attached table and figures.  Future results will continue to be released on a sectional basis as the infill drilling is completed.  All copper equivalent grades are calculated using the following metal prices – Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz.  This is consistent with the metal prices used in the existing independently calculated resource and is also consistent with metal prices used in preparation of the independent Scoping Study (by James Currie, P.Eng, 2004 Behre Dolbear Advanced Scoping Study).  All principal intervals were calculated using a cut-off grade of 0.70% copper equivalent, which is consistent with the cut-off grade used in the calculation of the resource.

The highlights of these results are:

  A number of higher grade intersections were encountered over substantial thicknesses, including:-

1.36% Cu, 2.16 grams per tonne (gpt) Au, 2.62 gpt Ag, and 0.22 gpt Pd (or 2.85% Cu Equivalent (Cu Eq.) over 112 metres (m) (76m true thickness) in hole UA-17; and

2.10% Cu, 1.45 gpt Au, 5.59 gpt Ag, and 0.14 gpt Pd (or 3.13% Cu Eq.) over 136m (57m true thickness) in hole UA-22.

  The weighted average grade of the principal intersections on section 64E was 1.64% Cu, 1.18 gpt Au, 4.76 gpt Ag, and 0.12 gpt Pd (or 2.48% Cu Eq.) over 138m.

  The weighted average grade of the principal intersections on section 68E was 1.44% Cu, 0.59 gpt Au, 3.32 gpt Ag, and 0.04 gpt Pd (or 1.86% Cu Eq.) over 119m.

  The weighted average grades of the principal intersections on both sections 64E and 68E were higher than the current average resource grade (on a Cu Equivalent basis).  This is consistent with the results from all previously released sections where underground infill drilling has been completed.

  Cu and Au mineralization was intersected approximately 40m deeper than indicated by the resource model in hole UA-18 drilled from section 64E.  Mineralization remains open at depth.

  The cross-cut has been advanced approximately 100m in mineralization and the program of underground excavation is now more than 85% complete.  The main exploration decline is now complete.  This program remains ahead of schedule.

  The process for selecting the engineering company who will complete the feasibility study has commenced.

Upon releasing these results, President and CEO, Chris Bradbrook stated, “These latest results include some of the most significant yet obtained from the underground diamond drill program, and are therefore very encouraging.  We continue to make systematic progress towards determining the potential of developing the New Afton Project into a new underground mine.  The pace of work on the program of underground excavation continues to be excellent and we are now looking forward to commencing the feasibility study.”

SUMMARY OF RESULTS

The results from all holes are summarized in the attached table.  The purpose of the underground diamond drill program is to systematically test the mineralization on a sectional basis in order to increase the confidence in, and understanding of, its distribution, geometry, grade, and extent.  This work will add to the information used in the calculation of the current resource.  This information (in conjunction with a positive feasibility study) will make it possible to calculate a mineral reserve.  The underground diamond drill program is now forecast to be a total of approximately 27,000m when complete.

The grades of the principal intersections in 5 of the 6 holes were above the current average resource grade.  All of the principal intersections in all 6 holes contained intervals with substantially higher average grades.  In general the intersections obtained from both sections exhibited a good correlation with the current resource model.  On Section 68E hole UA-22 was drilled in the opposite direction to the other 3 holes on the section in order to provide additional confidence in the mineralization.  However it was stopped in mineralization due to technical difficulties.  On Section 64E a deeper hole into the mineralization was not completed as it was determined this could be most effectively done from the north side of the mineralization.  This will be done later in the underground diamond drill program.

A particularly significant aspect of these most recent results was the discovery of mineralization beyond the limit of the resource model in hole UA-18 drilled from Section 64E.  The principal intersection of 1.30% Cu, 0.60 gpt Au, 4.83 gpt Ag, and 0.08 gpt Pd (or 1.75% Cu Eq.) over 234m (127m true thickness) continued approximately 32m beyond the limit of the resource model.  In addition, this hole intersected 0.69% Cu, 1.18 gpt Au, 3.47 gpt Ag, and 0.12 gpt Pd (or 1.53% Cu Eq.) over 6m (3m true thickness) further down the hole and 40m vertically below the lower limit of the resource model, at a vertical depth of approximately 680m.  This intersection indicates that the mineralization remains open at depth.

UNDERGROUND EXCAVATION PROGRAM

The main exploration decline has been advanced to its target distance of 1,226m, and is now complete.  The cross-cut into mineralization has been advanced a total of approximately 315m, and now consists of two branches (north and south).  Before starting the two branches, the main decline was in mineralization for a length of approximately 62m, since when the north branch has been in mineralization for approximately 36m, and the south branch for approximately 44m.  These two branches will facilitate sampling and geotechnical analysis of different styles of copper mineralization.  The total amount of underground excavation (including main decline, cross-cuts, drill bays, sumps, etc) now totals approximately 1,725m, representing more than 85% completion of the total project.  The Company remains fully funded to complete the remainder of this work.

PROJECT TIMETABLE

Following the excellent progress which has been made with the underground exploration program, the Company is now working towards achieving the following schedule.  Underground excavation work is targeted for completion in September, 2005.  The program of underground infill drilling is scheduled to be completed by year end 2005.  The initial permitting process has commenced.  The process for selecting the company to complete the feasibility study has begun and the contract should be awarded in Q4, 2005.  It is anticipated that this study could be completed by Q3, 2006. The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company’s New Afton Project.

CURRENT RESOURCE

The current resource was calculated using the results of approximately 100 diamond drill holes completed from surface.  It was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

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QUALIFIED PERSON

These exploration results have been prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with cash of $20 million (at 30/06/05) and no debt.  The company has only 14.6 million shares outstanding and 16.2 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

NEW GOLD INC.

TABLE 1

NEW AFTON COPPER – GOLD PROJECT

RESULTS OF UNDERGROUND INFILL DRILLING - SECTIONS 64E AND 68E

August 24, 2005

DDH	Azimuth*	Depth* (m)	Dip* (deg.)	Interval	From (m)	To (m)	Length (m)	True Thickness (m)*	Cu %	Au g/t	Ag g/t	Pd g/t	Cu Eq** (%)
Section 64E
UA-17	130	430	-41	A	234	346	112	76	1.36	2.16	2.62	0.22	2.85
				Including	258	346	88	60	1.50	2.73	2.90	0.28	3.38
				and	258	318	60	41	1.63	3.27	3.11	0.32	3.87

UA-18	130	610	-57	A	298	532	234	127	1.30	0.60	4.83	0.08	1.75
				Including	308	334	26	14	1.83	0.77	6.67	0.02	2.39
				and	396	532	136	74	1.66	0.77	6.79	0.10	2.25
				B	564	570	6	3	0.69	1.18	3.47	0.12	1.53

UA-19	130	286	-28	A	184	252	68	60	2.32	1.02	6.41	0.03	3.05
		Including			204	252	48	42	2.79	1.26	8.57	0.04	3.69

UA-22	304	334	-65	A	198	334	136	57	2.10	1.45	5.59	0.14	3.13
				Including	216	268	52	22	2.69	1.79	6.97	0.19	3.97

Weighted Average of Principal Intersections							138		1.64	1.18	4.76	0.12	2.48
Section 68E
UA-20	321	383	-48	A	168	206	38	25	1.38	0.24	2.52	0.01	1.56
			Including		168	188	20	13	1.87	0.39	3.59	0.01	2.15
				B	256	266	10	7	1.10	0.76	6.36	0.16	1.70

UA-21	321	414	-58	A	182	382	200	108	1.45	0.66	3.47	0.04	1.92
				Including	182	328	146	78	1.75	0.74	3.76	0.04	2.28
				and	210	280	70	38	2.08	1.27	5.77	0.06	2.97

Weighted Average of Principal Intersections							119		1.44	0.59	3.32	0.04	1.86

*   Numbers rounded to nearest whole number  ** Copper Equivalent

Price assumptions used to calculate Copper Equivalent – Cu = $0.85/lb; Au = $375/oz; Ag = $5.25/oz; Pd = $200/oz